BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS

OF FEBRUARY 12, 2007

On February 12 2007, at 4:30 pm., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at the company’s registered offices and under the chairmanship of Dr. Olavo Egydio Setubal, unanimously deciding “ad referendum” of the General Meeting:

1)	DIVIDENDS/INTEREST ON CAPITAL

COMPLEMENTARY FOR THE FISCAL YEAR 2006

a)	to declare:
➢	dividends in the amount of R$ 0.084 per share, with no tax withheld at source, to the debit of the Revenue Reserve account for Dividends Equalization; and
➢

interest on capital in the amount of R$ 1.220 per share, less 15% income tax at source, resulting in net interest of R$ 1.037 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax, which, in total, is equivalent to approximately 55 times the interest paid on a monthly basis per share;

b)	to pay these dividends and complementary interest on capital on March 8 2007, based on the closing stockholding position as of February 28 2007;
2)	MONTHLY DIVIDENDS
a)

reinstate the system of monthly anticipation of the mandatory dividend, as from the payment to be effected on April 2 2007, on the basis of the closing stockholding position as at February 28 2007, in substitution of the actual monthly payment system of interest on capital introduced in January 1997;

b)

as such, from April 2 2007, the stockholders shall receive on a monthly basis dividends of R$ 0.024 per share (without retention of withholding tax at source), instead of interest on capital of R$ 0.024 per share (net of R$ 0.0204 per share, withholding tax at source of 15% having already been deducted, except for those legal entity stockholders either immune or exempt from such tax);

c)

the stockholders (natural persons and legal entities), that were receiving interest on capital less withholding tax (R$ 0.0204 per share), shall now receive dividends for the declared value (R$ 0.024 per share), representing an increase of approximately 18%.

There being no further matters on the agenda, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, February 12 2007. (signed) Olavo Egydio Setubal - Chairman; Alfredo Egydio Arruda Villela Filho, José Carlos Moraes Abreu and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer